UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

THUNDER POWER HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31561T 102

(CUSIP Number)

Yuanmei Ma

Chief Financial Officer

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG1110, British Virgin Islands

Telephone Number: (347) 329-1575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31561T 102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Feutune Light Sponsor LLC (the “Sponsor”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,755,472 (1)(2)
	8	Shared voting power
	9	Sole dispositive voting power 2,755,472 (1)(2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,755,472 (1)(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 5.88% (3)
14	Type of reporting person* CO

(1)

Representing 2,755,472 shares of common stock, par value $0.0001 per share (the “PubCo Common Stock”), of Thunder Power Holdings, Inc. (the “Issuer” or “PubCo”) held by Feutune Light Sponsor LLC (the "Sponsor"). Pursuant to an Agreement and Plan of Merger, dated October 26, 2023 (as amended on March 19, 2024 and April 5, 2024, the “Merger Agreement”), by and among Feutune Light Acquisition Corporation, a Delaware corporation and the predecessor of the Issuer (“FLFV”), Feutune Light Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of FLFV (“Merger Sub”), and Thunder Power Holdings Limited, a British Virgin Islands company (“Thunder Power”), relating to the business combination of FLFV and Thunder Power, at the closing of the transactions contemplated thereunder (collectively, the “Business Combination”) on June 21, 2024:

(x) all 1,938,750 shares of Class B common stock, par value $0.0001per share (the “Class B Common Stock”) and all 478,875 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of FLFV that the Sponsor held prior to the closing of the Business Combination, were converted, on an one-for-one basis into 2,417,625 shares of PubCo Common Stock;

(y) 47,887 shares of PubCo Common Stock were issued as a result of the cancellation of 478,875 rights of FLFV that the Sponsor held prior to the Business Combination and the exchange of all such 478,875 rights, on ten-for-one basis, for such number of shares of PubCo Common Stock, with no fractional shares issued;

(z) 289,960 shares of PubCo Common Stock were issued, pursuant to certain letter agreement, dated June 21, 2024, by and among the Company, the Sponsor, and members of the Sponsor, including (1) 263,600 shares of PubCo Common Stock converted, on a one-for-one basis, from 263,600 shares of Class A common stock underlying 263,600 units of FLFV (the “Working Capital Units”) that were issued immediately prior to the Business Combination from the conversion of $2,636,000 of working capital loans from the Sponsor to the FLFV (the “Working Capital Loans”), and (2) 26,360 shares of PubCo Common Stock converted, on a ten-for-one basis, from the cancellation and exchange of 263,600 rights of FLFV underlying the Working Capital Units, on a ten-for-one basis, for such number of shares of PubCo Common Stock, with no fractional shares issued.

(2)	Does not include 742,475 shares of PubCo Common Stock underlying 742,475 warrants of the Issuer, which include: (x) 478,875 warrants converted, on a one-for-one basis, from 478,875 warrants of FLFV underlying the private placement units of FLFV that the Sponsor owned prior to the Business Combination: and (y) 263,600 warrants converted, on a one-for-one basis, from 263,600 warrants of FLFV underlying the Working Capital Units.

(3)	46,799,634 shares of PubCo Common Stock issued and outstanding as of the date hereof (without regard to 20,000,000 Earnout Shares (as defined in the Merger Agreement)).

SCHEDULE 13D

CUSIP No. 31561T 102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sau Fong Yeung
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR, PRC
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,755,472 (2)
	8	Shared voting power
	9	Sole dispositive voting power 2,755,472 (2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,755,472 (2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 5.88%
14	Type of reporting person* IN

(2)	Ms. Sau Fong Yeung is the sole manager of the Sponsor, and as such may be deemed to have sole voting and investment discretion with respect to the shares of Common Stock held by the Sponsor.

SCHEDULE 13D

CUSIP No. 31561T 102

This statement (the “Schedule 13D”) relates to the common stock, par value $0.0001 (the “PubCo Common Stock”), issued by Thunder Power Holdings, Inc. (the “Issuer” or “PubCo”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Securities acquired: Common Stock, $0.0001 par value.

Issuer:	Thunder Power Holdings, Inc. 221 W 9th St #848 Wilmington, Delaware 19801

Item 2.	Identity and Background.

(a) This statement is filed by Feutune Light Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Sau Fong Yeung (“Ms. Yeung”, and together with the Sponsor, the “Reporting Persons”). The Sponsor is the holder of record of approximately 5.88% of the Issuer’s outstanding shares of PubCo Common Stock based on the number of shares of PubCo Common Stock outstanding as of June 21, 2024 and Ms. Yeung is the sole manager of the Sponsor and deemed to have sole voting and investment discretion with respect to the shares of PubCo Common Stock held by the Sponsor.

(b) The principal business address of each of the Reporting Persons is 221 W 9th St, #848, Wilmington, DE 19801.

(c) The Sponsor is a stockholder of the Issuer and primarily involved in investment. Ms. Yeung is the manager of the Sponsor.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor is a limited liability company incorporated in the State of Delaware. The citizenship of Ms. Yeung is the Hong Kong Special Administrative Region, People’s Republic of China, and Ms. Yeung is a U.S. permanent resident.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 31561T 102

Item 4.	Purpose of Transaction.

On February 2, 2022, the Sponsor acquired 2,443,750 shares (the “Founder Shares”) of Class B Common Stock (as defined below) of Feutune Light Acquisition Corporation (“FLFV”) for an aggregate purchase price of $25,000 pursuant to a securities purchase agreement.

On or immediately following June 15, 2022, the Sponsor transferred the an aggregate amount of 505,000 Founder Shares to certain officers, directors, and the secretary of the FLFV for the original purchase price pursuant to a certain share transfer agreement.

On June 21, 2022, simultaneous with the closing of the initial public offering of FLFV and the exercise of the underwriters’ over-allotment in full, the Sponsor purchased 478,875 units (the “Private Units”) from the FLFV at $10.00 per share for a total purchase price of $4,788,750. Each Private Unit consisted of one share of Class A Common stock (as defined below), one redeemable warrant and one right to receive one-tenth (1/10) of one share of Class A Common Stock.

On March 14, 2023, pursuant to a certain securities purchase agreement among the Sponsor, the CEO, President, CFO and secretary of FLFV (collectively, the “Affiliates”), the Sponsor repurchased an aggregate of 75,650 Founder Shares from the Affiliates.

Pursuant to an Agreement and Plan of Merger, dated October 26, 2023 (as amended on March 19, 2024 and April 5, 2024, the “Merger Agreement”), by and among FLFV, Feutune Light Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of FLFV (“Merger Sub”), and Thunder Power Holdings Limited, a British Virgin Islands company (“Thunder Power”), FLFV completed the business combination with Thunder Power (the “Business Combination”) on June 21, 2024, whereby it changed its name to “Thunder Power Holdings, Inc.”, and 2,755,472 shares of PubCo Common Stock were issued to the Sponsor as of that date, which include:

(x) 2,417,625 shares of PubCo Common Stock, converted, on an one-for-one basis, from all 1,938,750 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and all 478,875 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of FLFV that the Sponsor held prior to the closing of the Business Combination;

(y) 47,887 shares of PubCo Common Stock were issued as a result of the cancellation of 478,875 rights of FLFV that the Sponsor held prior to the Business Combination and the exchange of all such 478,875 rights, on ten-for-one basis, for such number of shares of PubCo Common Stock, with no fractional shares issued;

(z) 289,960 shares of PubCo Common Stock were issued, pursuant to certain letter agreement, dated June 21, 2024, by and among the Company, the Sponsor, and members of the Sponsor, including (1) 263,600 shares of PubCo Common Stock converted, on a one-for-one basis, from 263,600 shares of Class A common stock underlying 263,600 units of FLFV (the “Working Capital Units”) that were issued immediately prior to the Business Combination from the conversion of $2,636,000 of working capital loans from the Sponsor to the FLFV (the “Working Capital Loans”), and (2) 26,360 shares of PubCo Common Stock converted, on a ten-for-one basis, from the cancellation and exchange of 263,600 rights of FLFV underlying the Working Capital Units, on a ten-for-one basis, for such number of shares of PubCo Common Stock, with no fractional shares issued.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

SCHEDULE 13D

CUSIP No. 31561T 102

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover page of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of shares of PubCo Common Stock beneficially owned or directly held by the Reporting Persons are based upon a total of 46,799,634 shares of PubCo Common Stock outstanding as of June 21, 2024. The Reporting Persons collectively beneficially own 2,755,472 shares of PubCo Common Stock, representing approximately 5.88% of the issued and outstanding shares of PubCo Common Stock.

(b) The responses to Items 7 - 13 of the cover page of this Schedule 13D are incorporated herein by reference. The Sponsor beneficially owns 2,755,472 shares of PubCo Common Stock, representing approximately 5.88% of the issued and outstanding shares of PubCo Common Stock. In addition, Ms. Yeung, the sole manager of the Sponsor, is deemed to have sole voting and investment discretion with respect to the shares of PubCo Common Stock held by the Sponsor.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the shares of PubCo Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 31561T 102

Item 7.	Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1	Joint Filing Agreement, dated June 21, 2024.
10.1	Securities Purchase Agreement, dated February 2, 2022 by and between Feutune Light Acquisition Corporation and Feutune Light Sponsor LLC.*
10.2	Securities Transfer Agreement, dated June 15, 2022 by and among Feutune Light Sponsor LLC and certain directors and officers of the Issuer.*
10.3	Private Units Purchase Agreement, dated June 15, 2022 by and between Feutune Light Acquisition Corporation and Feutune Light Sponsor LLC.*
10.4	Securities Transfer Agreement, dated March 14, 2023 by and among Feutune Light Acquisition Corporation and certain directors and officers of Feutune Light Acquisition Corporation.*
10.5	Letter Agreement, dated June 21, 2024 by and among Feutune Light Acquisition Corporation and Feutune Light Sponsor LLC and its members.

*	Previously Filed

SCHEDULE 13D

CUSIP No. 31561T 102

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024

Feutune Light Sponsor LLC

By:	/s/ Sau Fong Yeung	/s/ Sau Fong Yeung
Name:	Sau Fong Yeung	Name: Sau Fong Yeung
Title:	Sole Manager